EXHIBIT 1.2

RECORD OF ACTION

In accordance with the authority granted by a resolution of the Board of Directors of Kemper Investors Life Insurance Company (“KILICO”) on September 13, 1977, which resolution is still in full force and effect, the undersigned Chairman and Secretary of KILICO authorize the establishment of the three Separate Accounts listed in the immediately succeeding paragraph for the purpose of issuing variable annuity contracts qualified under Section 72 of the Internal Revenue Code. These Separate Accounts are established on this 29th day of May, 1981.

KILICO Money Market Separate Account shall have an investment objective of maximum current income to the extent consistent with stability of principal.

KILICO Total Return Separate Account shall have an investment objective of obtaining the highest total return, a combination of income and capital appreciation, consistent with reasonable risk by investing in a combination of debt securities and common stocks.

KILICO Income Separate Account shall have an investment objective of seeking the highest level of current income from a professionally managed, diversified portfolio of fixed income securities.

The President and Chairman of KILICO, acting jointly, shall have the right to amend the names and investment objectives of the above Separate Accounts at any time.

KEMPER INVESTORS LIFE INSURANCE COMPANY

BY:	/s/ THOMAS R. ANDERSON
Thomas R. Anderson, Chairman

BY:	/s/ CHARLES M. KIERSCHT
Charles M. Kierscht, Secretary

(SEAL)

ATTEST:

/s/ PAUL WIDZOWSKI
Paul Widzowski,
Assistant Secretary